September 5, 2025

Allan Marshall
President and Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

       Re: Upexi, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-289465
Dear Allan Marshall:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
The Custodian, page 8

1. Please refer to the revisions you made in response to prior comment 5. We note your disclosure that you and your Custodians maintain insurance policies in the event of a loss of your SOL. In addition, we note your disclosure that you have two qualified
       Custodians and are in the process of onboarding a third. Please revise to identify the
       Custodians with which you have entered into agreements and disclose any limits on the insurance policies that they maintain and state whether they are adequate to fully cover a loss of your SOL.
 September 5, 2025
Page 2

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Peter Campitiello